UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2014

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

COMMISSION FILE NUMBER 0-10587

Fulton Financial Corporation

401(k) Retirement Plan

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 17602

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

FINANCIAL STATEMENTS

December 31, 2014 and 2013

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

Lancaster, Pennsylvania

FINANCIAL STATEMENTS

December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

Retirement Plans Administrative Committee

Fulton Financial Corporation 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Fulton Financial Corporation 401(k) Retirement Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years ended December 31, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule, Schedule H, line 4i – Schedule of Assets (held at end of year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP
Philadelphia, Pennsylvania
June 26, 2015

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

	2014	2013
ASSETS
Cash	$377,404	$6,579
Investments at fair value (Note 4)	306,249,329	294,481,332
Receivables
Notes receivable from participants	860	11,271
Accrued income	444,791	404,514
Employer contribution	2,196,130	4,681,572

Total receivables	2,641,781	5,097,357

Total assets	309,268,514	299,585,268

LIABILITIES
Security transaction payable	329,417	8,728

Net assets available for benefits	$308,939,097	$299,576,540

See accompanying notes to financial statements.

2.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 4)	$566,868	$47,296,106
Interest and dividends	17,380,230	10,395,821
Mutual Fund Fee Rebates	150,841	135,454

	18,097,939	57,827,381
Contributions
Employer contributions	8,792,684	11,406,929
Participant contributions	10,300,448	10,559,747
Participant rollovers	862,399	668,523

	19,955,531	22,635,199

Total additions	38,053,470	80,462,580

Deductions from net assets attributed to:
Benefits paid to participants	28,489,796	28,924,736
Deemed Distributions – Participant Loans	0	2,144
Administrative expenses	201,117	101,086

	28,690,913	29,027,966

Net increase	9,362,557	51,434,614

Net assets available for benefits
Beginning of year	299,576,540	248,141,926

End of year	$308,939,097	$299,576,540

See accompanying notes to financial statements.

3.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Corporation 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan’s eligibility requirements include substantially all employees of Fulton Financial Corporation (the “Company” or the “Employer”) and its subsidiaries. Eligible employees who have completed 90 days of service and who have attained age 21 may make employee contributions to the Plan. To receive an employer matching contribution, an employee must complete a year of service and attain age 21. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions: The employer profit sharing contribution is discretionary and is allocated uniformly on the basis of compensation. To be eligible for an employer profit sharing contribution, an employee had (1) to be hired prior to July 1, 2007 and be eligible to participate in this Plan under the eligibility requirements in effect on that date or (2) to be an active participant in the Fulton Financial Affiliates Defined Benefit Pension Plan as of December 31, 2007. For the year ending December 31, 2014 an employer contribution of 2.5% of eligible compensation was made to eligible participants. For 2013, this amount was 5.0%.

Eligible employees may elect to contribute 1% to 50% of eligible compensation not to exceed the maximum allowed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v).

The employer shall make a matching contribution equal to 100% of the first 5% of compensation deferred. Participants direct the investment of their participant and employer contributions into various investment options offered by the Plan.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, an allocation of the Company contributions and Plan earnings/(losses) and charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary, employer matching, and rollover contributions plus actual earnings thereon. Vesting in the profit sharing account is based on years of service. Participants become 100% vested after completion of five years of credited service.

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed as either a lump sum or in installment payments over a period. The period over which benefits are paid is not to exceed either the life expectancy of the participant or the joint life expectancies of the participant and the participant’s beneficiary.

(Continued)

4.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Forfeitures: Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment. Forfeitures are used to reduce the employer contributions to the Plan. Forfeitures used to reduce the employer contributions for the plan years ended December 31, 2014 and 2013 were $13,833 and $28,416, respectively.

Expenses: Fees incurred in the administration of the Plan are paid by the Plan or the Company. Fees paid by the Plan for investment management services are included as reduction of the return earned by each fund. Any rebates on investment fees received by the trustee on behalf of the Plan are deposited into the Plan and are reflected as fees rebated by the applicable fund.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

(Continued)

5.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2014 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Investments:
Mutual Funds
Equity Mutual Funds	$ 186,452,154	$-
Fixed Income Mutual Funds	53,580,128	-
Blended Mutual Funds	42,543,024	-
Common Stock
Fulton Financial Corporation common stock	23,674,023	-

There are no Level 2 or Level 3 investments as of December 31, 2014.

	Fair Value Measurements at December 31, 2013 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Investments:
Mutual Funds
Equity Mutual Funds	$ 174,938,256	$-
Fixed Income Mutual Funds	54,363,591	-
Blended Mutual Funds	39,346,882	-
Common Stock
Fulton Financial Corporation common stock	25,832,603	-

There are no Level 2 or Level 3 investments as of December 31, 2013.

(Continued)

6.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk: At both December 31, 2014 and 2013, approximately 7.7% and 8.8% of the Plan’s assets were invested in Fulton Financial Corporation common stock, respectively.

Notes Receivable from Participants:   Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4 – INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits (at fair value).

	December 31, 2014
	Units or Shares	Fair Value

Fulton Financial Corporation Common Stock	1,915,374	$23,674,023
Goldman Sachs Growth Opportunity Fund	860,925	23,890,666
Loomis Sayles Small Cap Value Fund	543,699	18,741,309
Vanguard 500 Index Fund	179,377	33,843,071
Goldman Sachs Financial Square Government Fund	21,324,547	21,324,547
MFS Value Fund	748,217	26,269,895
MFS Research International Fund	936,433	15,722,718
Federated Total Return Bond Fund	2,630,133	29,036,673
T Rowe Price Growth Stock Fund	682,178	35,439,150

	December 31, 2013
	Units or Shares	Fair Value

Fulton Financial Corporation Common Stock	1,974,215	$25,832,603
American Century Heritage Fund	854,415	22,479,666
Loomis Sayles Small Cap Value Fund	510,635	19,123,283
Vanguard 500 Index Fund	176,672	29,906,985
Goldman Sachs Financial Square Government Fund	22,776,922	22,776,923
MFS Value Fund	720,166	24,024,737
MFS Research International Fund	927,837	17,118,588
Federated Total Return Bond Fund	2,209,123	24,057,352
T Rowe Price Growth Stock Fund	643,185	33,812,251

(Continued)

7.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 4 - INVESTMENTS (Continued)

During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $566,868 and $47,296,106 respectively, as follows:

	2014	2013

Mutual Funds	$2,030,221	$39,856,089
Fulton Financial Corporation Common Stock	(1,463,353)	7,440,017

	$566,868	$47,296,106

NOTE 5 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $0 at December 31, 2014 and $8,450 at December 31, 2013.

NOTE 6 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Conrad Siegel for administrative services totaled $4,650 and $0 for 2014 and 2013, respectively. Fees paid to Fulton Financial Advisors related to benefits paid to participants and recordkeeping services totaled $75,764 and $61,686 for 2014 and 2013 respectively. Fees paid to Groom Law Group related to legal fees totaled $68,963 and $0 for 2014 and 2013 respectively. Fees paid to Crowe Horwath, LLC for auditing services totaled $3,530 and $39,400 for 2014 and 2013, respectively. Fees paid to KPMG for auditing services totaled $37,077 and $0 for 2014 and 2013, respectively.

At December 31, 2014 and 2013, the Plan had investments of $23,674,023 and $25,832,603 respectively, in Fulton Financial Corporation common stock. Approximately $659,584 and $503,689 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2014 and 2013, respectively. Notes receivable from participants also reflect party-in-interest transactions.

(Continued)

8.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 7 - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated September 3, 2014, that the Plan and related trust are designed in accordance with applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

NOTE 8 – SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 26, 2015, the date the financial statements were available to be issued.

9.

SUPPLEMENTARY INFORMATION

FULTON FINANCIAL CORPORATION

401(K) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Name of Plan Sponsor:	Fulton Financial Corporation

EIN:	23-2195389

Plan number:	001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

		Mutual Funds
	Vanguard	Vanguard 500 Index Fund	Ö	$33,843,071
	Vanguard	Vanguard Small Cap Value Index Fund	Ö	7,322,125
	Vanguard	Vanguard Mid Cap Index Fund	Ö	7,363,672
	Vanguard	Vanguard Star Fund	Ö	4,545,746
	Goldman Sachs & Co.	Goldman Sachs Financial Square Government Fund	Ö	21,324,547
	Goldman Sachs & Co.	Goldman Sachs Mid Cap Value Fund	Ö	7,641,731
	Vanguard	Vanguard Short Term Bond Index Fund	Ö	2,792,941
	Loomis Sayles	Loomis Sayles Small Cap Value Fund	Ö	18,741,309
	MFS Investment Management	MFS Research International Fund	Ö	15,722,718
	MFS Investment Management	MFS Value Fund	Ö	26,269,895
	Goldman Sachs & Co.	Goldman Sachs Financial Square Treasury Institutional Fund	Ö	15,184
	Federated Investors, Inc.	Federated Total Return Bond Fund	Ö	29,036,673
	T Rowe Price	T Rowe Price Growth Stock Fund	Ö	35,439,150
	T Rowe Price	T Rowe Price Retirement 2010 Fund	Ö	3,599,760
	T Rowe Price	T Rowe Price Retirement 2020 Fund	Ö	14,386,058
	T Rowe Price	T Rowe Price Retirement 2030 Fund	Ö	13,404,120
	T Rowe Price	T Rowe Price Retirement 2040 Fund	Ö	8,530,313
	T Rowe Price	T Rowe Price Retirement 2050 Fund	Ö	2,622,772
	Vanguard	Vanguard Small Cap Growth Index	Ö	4,998,261
	Fidelity Investments	Fidelity Adv Div Institutional Fund	Ö	565,516
	Goldman Sachs & Co.	Goldman Sachs Growth Opportunity Fund	Ö	23,890,666
	Vanguard	Vanguard Small-Cap Index Fund	Ö	33,769
	Vanguard	Vanguard Windsor II Fund-Adm	Ö	74,525
	Goldman Sachs & Co.	Goldman Sachs Core Fixed Income Fund I	Ö	269,725
	PIMCO	PIMCO Real Return Fund A	Ö	141,059

		Common Stock

*	Fulton Financial Corporation	Common Stock	Ö	23,674,023

* Party-in-interest

Ö All investments are participant directed, therefore, historical cost information is not required.

11.

FULTON FINANCIAL CORPORATION

401(K) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Name of Plan Sponsor:	Fulton Financial Corporation

EIN:	23-2195389

Plan number:	001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

		Participant Loans

*	Plan Participant	Participant Loans	Ö	860

		Total		$306,250,189

* Party-in-interest

Ö All investments are participant directed, therefore, historical cost information is not required.

12.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Corporation 401(k) Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FULTON FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

Date: June 26, 2015	By: /s/ Jeffrey R. Hooton
Jeffrey R. Hooton
Senior Vice President/ Compensation/ Benefits & HR Systems Manager

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1  Consent of Independent Auditors